UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)*’

CATASYS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44919F104

(CUSIP Number)

David E. Smith

c/o Coast Asset Management, LLC

11150 Santa Monica Boulevard, Suite 1400

Los Angeles, California 90025

(310) 576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 2 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7	SOLE VOTING POWER
NUMBER OF
SHARES		1,570 shares (See Item 5)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		1,266,658 shares (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		1,570 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER

1,266,658 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,268,228 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.82% (See Item 5)
14.	TYPE OF REPORTING PERSON*

IN – Individual

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 3 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Shamus, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER
NUMBER OF
SHARES		0 shares (See Item 5)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		1,266,658 shares (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER

1,266,658 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,266,658 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.81% (See Item 5)
14.	TYPE OF REPORTING PERSON*

OO – Limited Liability Company

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 4 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Coast Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒
3	SEC USE ONLY	WC, AF

4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER OF
SHARES		0 shares (See Item 5)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		1,266,658 shares (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER

1,266,658 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,266,658 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.81% (See Item 5)
14.	TYPE OF REPORTING PERSON*

PN – Partnership

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 5 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Coast Offshore Management (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*	WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER
NUMBER OF
SHARES		0 shares (See Item 5)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		1,266,658 shares (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER

1,266,658 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,266,658 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.81% (See Item 5)
14.	TYPE OF REPORTING PERSON*

CO – Corporation

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 6 OF 9 PAGES

This Amendment No. 17 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2010, as amended by (i) Amendment No. 1 thereto, filed with the SEC on October 21, 2011, (ii) Amendment No. 2 thereto, filed with the SEC on November 3, 2011, (iii) Amendment No. 3 thereto, filed with the SEC on November 17, 2011, (iv) Amendment No. 4 thereto, filed with the SEC on December 12, 2011, (v) Amendment No. 5 thereto, filed with the SEC on February 2, 2012, (vi) Amendment No. 6 thereto, filed with the SEC on April 23, 2012, (vii) Amendment No. 7 thereto, filed with the SEC on September 20, 2012, (viii) Amendment No. 8 thereto, filed with the SEC on December 10, 2012, (ix) Amendment No. 9 thereto, filed with the SEC on April 16, 2013, (x) Amendment No. 10 thereto, filed with the SEC on October 17, 2013, (xi) Amendment No. 11 thereto, filed with the SEC on June 3, 2014, (xii) Amendment No. 12 thereto, filed with the SEC on October 26, 2015, (xiii) Amendment No. 13 thereto, filed with the SEC on January 5, 2017, (xiv) Amendment No. 14 thereto, filed with the SEC on February 7, 2018, (xv) Amendment No. 15 thereto, filed with the SEC on April 30, 2019, and (xv) Amendment No. 16 thereto, filed with the SEC on May 22, 2019 (collectively, this “Schedule 13D”) by David E. Smith (“Mr. Smith”) and certain other reporting persons, with respect to the common stock, par value $0.0001 per share, of Catasys, Inc. (“Common Stock”), a Delaware corporation (“Catasys”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to add the following information:

On May 29, 2019, Mr. Smith transferred of his stock options to purchase 83,239 shares of Catasys common stock to Shamus, LLC (“Shamus”). This transfer did not change his ultimate beneficial ownership of the stock options. Shamus subsequently exercised the stock options on May 31, 2019 (the “Option Shares”).

On May 30, 2019, Shamus exercised warrants to purchase 172,461 shares of Common Stock (the “Warrant Shares”).

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

Shamus, LLC is reporting the acquisition of the Option Shares and Warrant Shares and disposition of Common Stock in a series of transactions. The purpose of the transactions is for general investment purposes.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)

Shamus beneficially owns, in the aggregate, 1,266,658 shares of Common Stock (the “Shamus Shares”), representing approximately 7.81% of the outstanding Common Stock.(1) The Shamus Shares are comprised of (i) the 83,239 Option Shares, (ii) the 172,461 Warrant Shares, and (iii) 1,010,868 shares of Common Stock previously acquired by Shamus.

(1) All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 16,214,625 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by Catasys with the SEC on May 9, 2019.

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 7 OF 9 PAGES

As the sole member of Shamus, The Coast Fund L.P. (the “Coast Fund”) may be deemed to beneficially own all Common Stock beneficially owned by Shamus. Similarly, as the managing general partner of the Coast Fund, Coast Offshore Management (Cayman), Ltd. (“Coast Offshore Management”) may be deemed to beneficially own all Common Stock beneficially owned by the Coast Fund. Except to the extent it is deemed to beneficially own any Common Stock beneficially owned by Shamus, neither the Coast Fund nor Coast Offshore Management beneficially owns any Common Stock.

As the president of Coast Offshore Management, Mr. Smith may be deemed to beneficially own all Common Stock beneficially owned by Coast Offshore Management, Coast Fund and Shamus. In addition, Mr. Smith directly owns (i) 1,570 shares of Common Stock. As a result, Mr. Smith may be deemed to beneficially own, in the aggregate, 1,268,228 shares of Common Stock, representing approximately 7.82% of the outstanding Common Stock.

(c)	The trading dates, number of Common Stock purchased and sold and price per Common Stock for all transactions in the Common Stock by the Reporting Persons since May 20, 2019 are set forth in Exhibit A

Item 6.	contracts, arrangements, understandings or relationships with respect to securities of the issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to add the following information:

Exhibit A:	Transactions in the Common Stock since May 20, 2019.

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 8 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2019

DAVID E. SMITH

/s/ David E. Smith

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

THE COAST FUND L.P.

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith

Name:	David E. Smith
Title:	President

SHAMUS, LLC

By:	THE COAST FUND L.P., its sole member

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith

Name:	David E. Smith
Title:	President

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 9 OF 9 PAGES

Exhibit A

	Transactions in the Issuer's Common Stock

Date of Transaction	Transaction	Number of Shares Purchase/(Sold)[2]	Price per Share
5/24/2019	Open market sale	(2,140)	19.9500
5/28/2019	Open market sale	(1,434)	18.4000
5/30/2019	Warrant Exercise	172,461	4.8000
5/31/2019	Stock Option Exercise	83,239	9.7800
6/5/2019	Open market sale	(5,404)	17.9100
6/6/2019	Open market sale	(19,596)	17.9100
6/7/2019	Open market sale	(22,758)	18.1000
6/10/2019	Open market sale	(14,871)	18.2448
6/12/2019	Open market sale	(1,900)	18.2700
6/13/2019	Open market sale	(1,500)	18.3600
6/13/2019	Open market sale	(10,567)	18.2700
6/14/2019	Open market sale	(15,000)	18.7100
6/14/2019	Open market sale	(10,000)	18.9800
6/14/2019	Open market sale	(7,359)	19.1000
6/14/2019	Open market sale	(8,500)	18.3601
6/14/2019	Open market sale	(13,566)	18.4000
6/17/2019	Open market sale	(17,641)	19.1000
6/24/2019	Open market sale	(860)	19.1600
6/25/2019	Open market sale	(50)	18.8300
6/27/2019	Open market sale	(11,288)	18.7405
6/28/2019	Open market sale	(59,852)	19.1336

2 The price shown is a weighted average sale price for shares sold in multiple transactions. The sale prices ranged from (i) $7.5 to $13.2 on May 31, 2019, (ii) $18.10 to $18.30 on June 10, 2019, (iii) $18.62 to $18.83 on June 27, 2019, and (iv) $18.83 to $19.27 on June 28, 2019. The Reporting Person will provide to the issuer, any security holder of the issuer, or the SEC staff, upon request, information regarding the number of shares sold at each price within the range.